Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends

(in thousands, except ratios)

	Six Months Ended June 30, 2008	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before minority interest	$23,649	$48,281	$48,020	$4,838	$32,994	$56,656
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	19,161	37,502	43,541	38,956	33,678	30,056
Capitalized interest and loan costs	9,080	18,068	11,309	8,880	7,707	10,704
Estimate of interest within rental expense	435	871	871	871	871	821
Distributions on Cumulative Redeemable Preferred units	2,794	5,588	5,588	5,588	9,579	13,163

Fixed Charges	31,470	62,029	61,309	54,295	51,835	54,744
Plus: Amortization of capitalized interest(1)	3,499	3,111	2,691	2,403	2,166	1,903
Less: Capitalized interest and loan costs	(9,080)	(18,068)	(11,309)	(8,880)	(7,707)	(10,704)
Less: Distributions on Cumulative Redeemable Preferred units	(2,794)	(5,588)	(5,588)	(5,588)	(9,579)	(13,163)

Earnings	$46,744	$89,765	$95,123	$47,068	$69,709	$89,436

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	31,470	62,029	61,309	54,295	51,835	54,744
Preferred Dividends	4,804	9,608	9,608	9,608	3,553	349

Combined Fixed Charges and Preferred Dividends	$36,274	$71,637	$70,917	$63,903	$55,388	$55,093

Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.29x	1.25x	1.34x	0.74x	1.26x	1.62x

Deficiency				$16,835

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of minority interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units. For the six months ended June 30, 2008, our earnings were adequate to cover combined fixed charges and preferred dividends.